Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257690

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated February 11, 2022

to Prospectus dated July 9, 2021)

ENVERIC BIOSCIENCES, INC.

400,000 Shares of Common Stock

Common Warrants to Purchase up to 400,000 Shares of Common Stock

This prospectus supplement (“Supplement”) modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, that certain prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) by Enveric Biosciences, Inc. (the “Company”), dated February 11, 2022 (the “Original Prospectus Supplement”), and the accompanying base prospectus, dated July 9, 2021 (the “Base Prospectus,” and together with the Original Prospectus Supplement, the “Prospectus”), related to an underwritten offering of an aggregate of 400,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) and warrants to purchase up to an aggregate of 400,000 shares of Common Stock at an original exercise price of $27.50 per share and expiration date of February 15, 2027 (the “Existing Warrants”). Some of the Existing Warrants have been amended as described below under “Amendments to Existing Warrants.”

The Common Stock is listed on The Nasdaq Capital Market under the symbol “ENVB.” On July 21, 2022, the last reported sale price of the Common Stock on The Nasdaq Capital Market was $7.82 per share.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our securities involves risks. See “Risk Factors” on page S-9 of the Original Prospectus Supplement, page 5 of the Base Prospectus and in the documents incorporated by reference into the Prospectus, including the risks described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Effective as of 4:05 pm Eastern Time on July 14, 2022, we filed an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of Common Stock, at a ratio of one share for fifty shares (the “Reverse Stock Split”). All share and per share prices in this Supplement have been adjusted to reflect the Reverse Stock Split. However, Common Stock share and per share amounts in certain of the documents incorporated by reference herein have not been adjusted to give effect to the Reverse Stock Split.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in or incorporated by reference into the Prospectus, as well as the other information contained in or incorporated by reference into this Supplement and the Prospectus. This Supplement, the Prospectus and documents incorporated therein by reference contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Original Prospectus Supplement, the Base Prospectus and the reports incorporated by reference therein identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made or included in this Supplement and the Prospectus.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On July 26, 2022, in connection with a securities purchase agreement, dated as of July 22, 2022, entered into by the Company with an institutional investor (the “RD Purchase Agreement”), the Company filed a prospectus supplement (the “Registered Direct Prospectus Supplement”) and the accompanying base prospectus with the SEC under the Company’s registration statement on Form S-3 (Registration No. 333-257690). Pursuant to the RD Purchase Agreement and the Registered Direct Prospectus Supplement, the Company offered and sold an aggregate of 116,500 shares of its Common Stock and pre-funded warrants to purchase up to 258,500 shares of Common Stock (the “Registered Direct Offering”). Pursuant to the RD Purchase Agreement, the Company also offered and sold in a private placement to the institutional investor in the Registered Direct Offering preferred investment options to purchase up to 375,000 shares of Common Stock, which have an exercise price of $7.78 per share, are immediately exercisable, and will expire five and one-half years from the date of issuance. The combined purchase price for one share of Common Stock and associated preferred investment option was $8.00 and for one pre-funded warrant and associated preferred investment option was $7.9999. The Registered Direct Offering closed on July 26, 2022.

On July 26, 2022, concurrently with the closing of the Registered Direct Offering, the Company closed a private placement pursuant to a securities purchase agreement, dated as of July 22, 2022, with two institutional investors, one of which investors participated in the Registered Direct Offering, for the purchase and sale of 116,000 shares of Common Stock, pre-funded warrants to purchase up to 509,000 shares of Common Stock and preferred investment options to purchase up to 625,000 shares of Common Stock (the “PIPE”). The combined purchase price for one share of Common Stock and associated preferred investment option was $8.00 and for one pre-funded warrant and associated preferred investment option was $7.9999. The preferred investment options issued in the PIPE have an exercise price of $7.78 per share, are immediately exercisable, and will expire five and one-half years from the date of issuance.

In connection with the Registered Direct Offering and the PIPE, we entered into Warrant Amendment Agreements (the “Warrant Amendment Agreements”) with the investors in the offerings to amend certain Existing Warrants to purchase up to an aggregate of 122,000 shares of Common Stock held by the investors, in consideration for their purchase of approximately $8 million of our securities in the Registered Direct Offering and the PIPE. Pursuant to the Warrant Amendment Agreements, effective upon the closing of the Registered Direct Offering and the PIPE, such Existing Warrants held by the investors in the Registered Direct Offering and the PIPE were amended to reduce the exercise price to $7.78 per share and to extend the term of such Existing Warrants to expire five and one-half years following the closing of Registered Direct Offering and the PIPE. No changes have been made to the other Existing Warrants to purchase up to an aggregate of 278,000 shares of Common Stock, which shares may be resold under the Prospectus, as amended by this Supplement.

The date of this Prospectus Supplement is July 26, 2022